ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

January 21, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:                             Pax World Funds Series Trust I (the “Registrant”)

(File No. 333-192937)

Dear Mr. Bartz,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 13, 2014 in connection with the above-referenced registration statement on Form N-14, filed with the Commission on December 18, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s comments are set forth below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the combined Proxy/Information Statement/Prospectus.

General

1. Comment.  Please explain supplementally the basis for merging Pax MSCI EAFE ESG Index ETF (“EAPS” or the “ETF”) into a new shell fund when the ETF’s exemptive order authorizes the ETF to limit redemptions to redemptions of full creation units by authorized participants.

Response.  As Brian McCabe discussed with Edward Bartz and Barry Pershkow in September 2013, it is intended that the ETF will continue to operate in accordance with all conditions of its exemptive order (Pax World Funds Trust II, et al., Investment Company Act Release Nos. 28834 (July 22, 2009) (Notice) and 28846 (August 13, 2009) (Order)) until the moment the merger is consummated on the closing date (currently anticipated to be March 24, 2014, subject to the approval of the transaction by shareholders of Pax World International Fund (the “International Fund”).  Immediately following the consummation of the merger, the ETF will no longer rely on its exemptive order.  In this regard, the Registrant notes that the proposed merger is similar to a liquidation of an exchange-traded fund, insofar as the ETF will comply with the terms of its order until it ceases to rely on the order.

Combined Proxy/Information Statement/Prospectus

2. Comment.  In the section entitled “How Each Reorganization Will Work,” please disclose the estimated reorganization costs.

Response.  In response to your comment, the first sentence of the sixth bullet under “How Each Reorganization Will Work” will be revised to read as follows:

“Reorganization costs, estimated at $195,000, will be borne by the International Fund.”

3. Comment.  Please discuss in the summary, from the perspective of ETF shareholders, the key differences between investing in an ETF versus a conventional mutual fund.

Response.  In response to your comment, the following paragraph will be added to the description of the reorganization proposal in the Q&A section under the question “What is being proposed?”:

There are certain differences between investing in a mutual fund and an ETF that shareholders of EAPS should be aware of.  Unlike shares of an ETF, shares of a mutual fund may be sold only at the net asset value (NAV) determined at 4:00 pm on a trading day (i.e., a seller may not “lock in” a sales price at any other time during the trading day).  However, shareholders of a mutual fund have the right to redeem their shares directly from the fund each business day at NAV, whereas individual shareholders of an ETF, assuming there is a buyer willing to purchase their shares, may sell their shares at a price that is higher or lower than the NAV.  While ETFs are designed to offer intra-day liquidity, mutual funds provide end-of-day liquidity.

4. Comment.  Under the heading “Tax Consequences,” in the paragraph that begins “Significant dispositions of the International Fund’s assets…” please disclose:

(a) the estimated percentage of the Fund’s assets that will be sold,

(b) the estimated amount of transaction costs associated with the sales, and

(c) the estimated amount of capital gains or capital losses to be generated by the sales.

Response.  In response to your comment, the following language will be added to the paragraph that begins “Significant dispositions of the International Fund’s assets…” under the heading “Tax Consequences”:

Based on the International Fund’s holdings as of November 30, 2013, the Registrant estimates that approximately half of the International Fund’s holdings will be sold, resulting in estimated trading costs of less than $20,000, and producing an estimated net realized capital gain, if realized as of such date, of approximately $3,100,000.  The International Fund would have capital loss carryovers available to cover most or all of such amount of gains.

5. Comment.  Under the heading “Tax Consequences,” in the paragraph that begins “The unrealized capital gains, unrealized capital losses, and capital loss carryforwards of the Acquiring Fund…” please describe any limitations on capital loss carryforwards and the impact they could have on shareholders, if material.

Response.  The Registrant currently anticipates that no meaningful loss limitations will be applicable to capital loss carryovers, if any, transferred to the Acquiring Fund.  Accordingly, no changes have been made to the indicated disclosure.

6. Comment. Under the heading “Comparison of Investment Objectives,” please describe what notice, if any, is provided if an investment objective is changed.

Response. The Registrant notes that Item 5(a) of Form N-14 directs the Registrant to furnish the information required by Item 9(a) of Form N-1A, which states:

“State the Fund’s investment objectives, and, if applicable, state that those objectives may be changed without shareholder approval.”

The Registrant respectfully submits that the existing disclosure meets this requirement.  However, the Registrant would ordinarily expect to provide notice to shareholders of any material change in the Fund’s investment objective.

7. Comment.  Under the heading “Principal Investment Strategies,” please add language to supplement the description of the differences between the principal investment strategies of the Funds.

Response.  In response to your comment, the following disclosure will be added to the end of the first paragraph under the heading “Principal Investment Strategies”:

Additionally, the International Fund is not constrained by any particular investment style or capitalization range.

8. Comment.  Under the heading “Comparison of Fundamental Investment Policies,” please augment the disclosure regarding the diversification policy of EAPS.

Response.  In response to your comment, under “Comparison of Fundamental Investment Policies — Diversification,” in place of “N/A,” the following disclosure will be provided:

The fundamental policies of EAPS permit the Fund to act as a non-diversified fund, but the Fund has not operated as a non-diversified fund for the past three years and therefore, pursuant to Rule 13a-1, may not operate as a non-diversified fund without approval of its shareholders.

9. Comment.  Under the heading “Comparison of Principal Risks,” please add language to supplement the description of the differences between the principal risks of investing in the Funds.

Response.  In response to your comment, the second paragraph under the heading “Comparison of Principal Risks” will be replaced by the following:

The principal risks associated with investments in the Acquiring Fund and the International Fund also share similarities because both Funds invest primarily in non-U.S. investments.  However, unlike the International Fund, which is actively managed, the Acquiring Fund seeks to track the performance of an index and is therefore subject to non-correlation risk.  In addition, unlike the International Fund, the Acquiring Fund will concentrate its investments in the same industry or group of industries if the index concentrates in an industry or group of industries, and is therefore subject to concentration risk, while the International Fund is not.

The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time.  The Acquiring Fund is subject to the principal risks described below, except as specifically identified below.  Similarities and any material differences between the Acquiring Fund’s principal risks and those of the Target Funds are also identified below.

10. Comment. Under the heading “Capitalization of Target Funds and Acquiring Fund,” please include the costs of the reorganization in the disclosure provided in the table.  Please also explain supplementally which of the Target Funds will be the accounting survivor.

Response. In response to your comment, the pro forma combined capitalization of the Acquiring Fund provided under the heading “Capitalization of Target Funds and Acquiring Fund” will be revised to include the costs of the reorganization.

Additionally, the Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.  We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the Acquiring Fund will most closely resemble EAPS, and therefore EAPS should be considered the surviving fund of the reorganization, for the following reasons:

•                  Both Target Funds are and the Acquiring Fund will be advised by Pax World Management LLC.  The portfolio manager of EAPS, Christopher Brown, will be the portfolio manager of the Acquiring Fund.

•                  The Acquiring Fund will have investment objectives, policies and restrictions identical to those of EAPS, while the investment objectives, policies and restrictions of the International Fund, which is an actively managed fund, are different.

•                  Both EAPS and the Institutional Class shares of the Acquiring Fund have a unified management fee of 0.55%.  Institutional Class shares of the International Fund have an expense ratio of 1.16%.

•                  Both EAPS and the International Fund have approximately $45 million in assets.

•                  The portfolio composition of the Acquiring Fund will be virtually identical to that of EAPS.

Exhibit B

11. Comment. In Exhibit B, please remove references to any funds in the Pax World family of funds other than the Acquiring Fund.

Response. The requested change will be made.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Nathan D. Somogie